UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Minolta Kabushiki Kaisha
(Name of Subject Company)

Minolta Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Konica Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshihiro Kataoka
Minolta Co., Ltd.
3-13, 2-Chome, Azuchi-Machi,
Chuo-ku, Osaka 541-8566, Japan
Telephone: (81) 6-6271-2621
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)
Copies to:

Masato Miyazaki
General Manager, Legal Department
Konica Corporation
26-2, 1-chome, Nishi-shinjuku
Shinjuku-ku, Tokyo 163-0512 Japan
(81) 3-3349-5244

Ellen J. Odoner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310 8000

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Included in each document furnished as exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of press release, dated January 7, 2003, issued by Konica Corporation and Minolta Co., Ltd. concerning the proposed integration of management between Konica Corporation and Minolta Co., Ltd. by means of a share exchange, together with "Notice to U.S. Investors".
II(1)-2**	English translation of press release, dated January 16, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the share exchange ratio for the proposed share exchange.
II(1)-3***	English translation of press release, dated May 15, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the conclusion of the share exchange agreement between Konica Corporation and Minolta Co., Ltd.
II(1)-4	English translation of portions of the Notice of General Meeting of Shareholders and Reference Materials of Minolta Co., Ltd. relating to proposed share exchange.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Konica Corporation previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 10, 2003.

---

* Previously furnished to the Commission as part of Form CB submitted on January 10, 2003.

** Previously furnished to the Commission as part of Amendment No. 1 to Form CB submitted on January 16, 2003.

*** Previously furnished to the Commission as part of Amendment No. 2 to Form CB submitted on May 15, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T. Miyachi

(Signature)

Tsuyoshi Miyachi,
Director & Executive Officer,
Corporate Strategy Division
Konica Corporation

(Name and Title)

June 10, 2003

(Date)

Exhibit II(1)-4

English Translation of Portions of the Notice of General Meeting of Shareholders and Reference Materials of Minolta Co., Ltd.

This document has been translated from the Japanese language original of the Notice of General Meeting of Shareholders and Reference Materials of Minolta Co., Ltd. relating to the proposed stock-for-stock exchange transaction described herein for information purposes only, and contains a translation of only those portions of the Notice of General Meeting of Shareholders and Reference Materials which relate to the proposed stock-for-stock exchange transaction. In the event of any discrepancy between this document and the Japanese language original, the Japanese language original shall prevail for all purposes.

Notice to U.S. Investors

This document includes forward-looking statements that reflect the plans and expectations of Konica Corporation and Minolta Co., Ltd., in relation to the proposed stock-for-stock exchange and integration of management and the benefits resulting from them. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. The forward-looking statements are based on the current assumptions and beliefs of Konica Corporation and Minolta Co., Ltd. in light of the information available to them, and involve known and unknown risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the ability of Konica Corporation and Minolta Co., Ltd. to integrate their operations effectively, as well as the factors identified under "Forward-Looking Statements" of the Annual Report 2002 of Konica Corporation and "Disclaimer Regarding Forward-Looking Statements" of the Annual Report 2002 of Minolta Co., Ltd. Such risks, uncertainties and other factors may cause the actual results, performance or financial position of the new corporate group referred to in this document to differ materially from those expressed or implied in the forward-looking statements. Konica Corporation and Minolta Co., Ltd. undertake no obligation to update publicly any forward-looking statements after the date of this document.

This document relates to a proposed stock-for-stock exchange which involves the securities of two Japanese companies, Konica Corporation and Minolta Co., Ltd. The stock-for-stock exchange is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Konica Corporation and Minolta Co., Ltd. are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Konica Corporation and Minolta Co., Ltd. may purchase securities otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases.

NOTICE OF THE 97th ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 10, 2003

Dear Shareholders:

Minolta Co., Ltd. (Company) will hold its 97th ordinary general meeting of shareholders, which we cordially invite you to attend.
If you are unable to attend the meeting, you can exercise your voting right in writing. In that case, please send us the enclosed voting instruction card with your seal affixed, indicating your approval or rejection (of the relevant proposals on the agenda) by Thursday, June 26, 2003 (deadline for receipt) after reviewing reference documents described below.

1. Date: 10 a.m., Friday, June 27, 2003

2. Place:

VIALE HALL, 4th Floor, VIALE OSAKA
1-3, 3-chome, Azuchi-machi, Chuo-ku, Osaka

3. Meeting Agenda:

Matters for Reporting:

Report on the Business Report, the Balance Sheet and the Statement of Income for the 97th Business Term (from April 1, 2002 to March 31, 2003)

Matters for Resolution:

Proposal No. 1	Approval of Proposed Appropriation of Retained Earnings for the 97th Business Term
Proposal No. 2	Approval of Stock-for-Stock Exchange Agreement Between the Company and Konica Corporation (The details are on the following Reference Materials for the Exercising Voting Right.)
Proposal No. 3	Election of Ten (10) Directors
Proposal No. 4	Election of Two (2) Corporate Auditors

Sincerely yours,

Minolta Co., Ltd.

3-13, 2-chome, Azuchi-machi, Chuo-ku, Osaka

By: Yoshikatsu Ota, Director and President

Reference Materials for the Exercising Voting Right

Proposal No. 2 Approval of Stock-for-Stock Exchange Agreement Between the Company and Konica Corporation

1. Reason to implement the Stock Exchange

In the imaging business in which the Company is engaged, due to rapid advance of digitalization / networking, the market needs for the software are, as well as those for the hardware, rapidly diversifying. Also, the global competition involving competitors from different industry is getting more intensified. Consequently, it is essential to positively establish a strategic business alliance making use of advantageous points of each company in order to survive the severe market competition.

Konica Corporation ("Konica") is also developing its business, being engaged in the same imaging business and owning extensive expertise such as optical technique with a focus on the lens. Konica and the Company have been under the business alliance for the field of the information technology device since April 2000, and have established a strong mutual trust through various cooperative activities such as strengthening of the product marketability by cooperative research and development, and joint project for the consumable item production including toners.

Under such circumstances, considering that further strengthening of the corporate competitiveness is essential for the future business development, Konica and the Company have determined that it is the best interest for them to implement the total management integration, whose aim is to increase the enterprise value as the entire group by strengthening competitiveness and enhancing profitability.

The integration of the management will be implemented based on the spirit of equality between Konica and the Company, through stock exchange by which Konica, who has been already operating its business as a holding company from April 2003, will become an absolute parent company and the Company will become a wholly-owned subsidiary. After the stock exchange, Konica will be the integrated holding company.

We sincerely request that you approve the proposal of the business integration (Stock Exchange).

2. Contents of Stock-for-Stock Exchange Agreement

(1) Stock-for-Stock Exchange Agreement (copy)

This Stock-for-Stock Exchange Agreement (this "Agreement") is made and entered into by and between Konica Corporation ("Konica") and Minolta Co., Ltd. ("Minolta") for the purpose of realizing overall business integration of both companies.

Article 1 (Stock-for-Stock Exchange)

Konica and Minolta shall effect a stock-for-stock exchange (the "Stock-for-Stock Exchange"), under which Konica will become an Absolute Parent Company *(Kanzen-Oyagaisha)* and Minolta will become a wholly-owned subsidiary *(Kanzen-Kogaisha)* thereof, in the manner prescribed in Articles 352 through 363 of the Commercial Code. After the Stock-for-Stock Exchange, Konica shall become an integrated holding company of both companies, the trade name of which shall be "Konica Minolta Holdings, Inc." ("Konica-Minolta").

Article 2 (Shareholders' Meeting for Approval)

1. Konica and Minolta shall convene a shareholders' meeting on June 25, 2003, and June 27, 2003, respectively (each party's "Shareholders' Meeting for Approval"), at which the approval of this Agreement and resolutions with respect to the matters required for the Stock-for-Stock Exchange shall be sought; provided, however, that each company may change the date of its Shareholders' Meeting for Approval, through their mutual consultation, because of any procedural necessity of the Stock-for-Stock Exchange or other grounds.

2. Konica shall submit to the Shareholders' Meeting for Approval a proposal to amend its articles of incorporation to provide that the special provisions for companies with committees *(Iinkaitou-Secchi-Kaisha)* under Chapter 2, Section 4 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of *Kabushiki-Kaisha* (Law No. 22 of 1974) shall be applied.

Article 3 (Amendment to the Articles of Incorporation)

1. Upon the Stock-for-Stock Exchange, Konica shall amend its articles of incorporation as described in Exhibit 1. Such amendments to the articles of incorporation shall become effective as of the date of the Stock-for-Stock Exchange provided in Article 6 of this Agreement.

2. Konica shall submit to its Shareholders' Meeting for Approval a proposal that its articles of incorporation be amended as described in Exhibit 2. Such amendments to the articles of incorporation shall become effective at the conclusion of such meeting on the condition that such Shareholders' Meeting for Approval is an annual shareholders' meeting of Konica.

Article 4 (Shares to be Issued upon the Stock-for-Stock Exchange)

1. Konica shall newly issue 174,008,969 shares of common stock upon the Stock-for-Stock Exchange and allot and deliver them to the shareholders (the term "shareholder" being defined as including a beneficial shareholder) (the "Minolta Shareholders") entered in Minolta's latest shareholder register (the term "shareholder register" being defined as including a register of beneficial shareholders) as of the day immediately preceding the date of the Stock-for Stock Exchange provided in Article 6 hereof, at the rate of 0.621 share of Konica's common stock to 1 share of Minolta's common stock.

2. The profit dividends payable on the shares issued pursuant to the preceding paragraph shall be calculated on and from April 1, 2003.

3. Upon the Stock-for-Stock Exchange, Konica will not distribute to the Minolta Shareholders any boot on account of the Stock-for-Stock Exchange.

Article 5 (Stated Capital and Capital Reserve to be Increased)

The amounts by which the stated capital and the capital reserve of Konica are to be increased upon the Stock-for-Stock Exchange shall be as follows:

(1) Stated capital:

Zero (0) yen.

(2) Capital reserve:

The excess amount provided in Article 288-2, paragraph 1, item (2) of the Commercial Code.

Article 6 (Date of the Stock-for-Stock Exchange)

The date of the Stock-for-Stock Exchange shall be August 5, 2003; provided, however, that the date of the Stock-for-Stock Exchange may be changed, through mutual consultation between both companies, because of any procedural necessity of the Stock-for-Stock Exchange or other grounds.

Article 7 (Administration of Company Assets)

During the period from the execution of this Agreement to the day immediately preceding the date of the Stock-for-Stock Exchange, Konica and Minolta shall manage their respective corporate affairs and administer and operate their respective assets with the due care of a prudent manager, and shall not perform any act that might materially affect the stock-for-stock exchange ratio without prior mutual consultation between them.

Article 8 (Profit Dividends)

1. Konica may distribute profit dividends to its shareholders and registered pledgees entered or recorded in the latest shareholder register as of March 31, 2003, up to five (5) yen per share and a total of one billion, eight hundred million (1,800,000,000) yen.

2. Minolta may distribute profit dividends to its shareholders and registered pledgees entered or recorded in the latest shareholder register as of March 31, 2003, up to three [3] yen per share and a total of nine hundred million [900,000,000] yen.

Article 9 (Directors and Officers)

1. Konica shall submit to its Shareholders' Meeting for Approval a proposal that the following persons become directors of Konica (the term "director"

being defined, hereafter in this article, as including an outside director (each an "Outside Director") provided in Article 188, paragraph 2, item (7)-2 of the Commercial Code); the timing of their assumption of such office shall be at the conclusion of such meeting:

(1) Directors (excluding Outside Directors):

Tomiji Uematsu, Fumio Iwai, Takeo Koitabashi, and Masaru Kanbe

(2) Outside Directors:

Tetsuya Katada, Hiroyuki Fujimura, Kikuo Fujiwara, and Noriyuki Inoue

2. Konica shall submit to the Shareholders' Meeting for Approval a proposal that the following persons become directors of Konica, subject to the approval for this Agreement at Konica's and Minolta's respective Shareholders' Meetings for Approval provided in Article 2, paragraph 1 hereof; the timing of their assumption of such office shall be on the date of the Stock-for-Stock Exchange:

Directors:

Yoshikatsu Ota, Yoshihiko Higashiyama, Norio Tashima, and Masanori Hondo

3. It is planned that Konica-Minolta will appoint the following persons as representative executive officers after its transformation to a company with committees as provided in Article 2, paragraph 2 of this Agreement, provided that such appointment is subject to a resolution of the board of directors as required by law:

(1) Representative executive officer and president:

Fumio Iwai

The timing of his assumption of the offices of executive officer and of representative executive officer and president shall be at the conclusion of the board of directors mentioned in the main clause of this paragraph.

(2) Representative executive officer and vice-president:

Yoshikatsu Ota
The timing of his assumption of the offices of executive officer and of representative executive officer and vice-president shall be on the date of the Stock-for-Stock Exchange.

4. Retirement allowances may be paid, within a reasonable amount based on the provisions and standards prescribed by Konica, through mutual consultation between both companies, and upon the approval of Konica's Shareholders' Meeting for Approval or the resolution of its compensation committee, to the directors and the corporate auditors of Konica who are incumbent as of the date of this Agreement but do not assume the office of director of Konica provided in paragraph 1 or 2 of this article.

5. Retirement allowances may be paid, within a reasonable amount based on the provisions and standards prescribed by Minolta, through mutual

consultation between both companies, and upon the approval of Minolta's shareholders' meeting to be convened after its Shareholders' Meeting for Approval, to the directors and the corporate auditors of Minolta who are incumbent as of the date of this Agreement but will retire thereafter.

Article 10 (Duty of Good Faith)

Konica and Minolta shall perform in good faith the acts required for the smooth implementation of the Stock-for-Stock Exchange, including, without limitation, obtaining the approval of the Shareholders' Meeting for Approval, and obtaining the approvals or permissions of, registrations with, and other authorizations of, the relevant authorities that are required for the Stock-for-Stock Exchange.

Article 11 (Modification of Conditions of the Stock-for-Stock Exchange; Termination of this Agreement)

The conditions of the Stock-for-Stock Exchange may be modified or this Agreement may be cancelled through mutual consultation between both companies, if, during the period from the execution of this Agreement to the date of the Stock-for-Stock Exchange: (a) a material change occurs in the status of assets or financial conditions of Konica or Minolta, resulting in a situation that would significantly impede the implementation of the Stock-for-Stock Exchange, or (b) it otherwise becomes difficult to achieve the purpose of this Agreement.

Article 12 (Validity of this Agreement)

This Agreement shall cease to be effective in the event of the failure to obtain the approval of either Konica's or Minolta's Shareholders' Meeting for Approval provided in Article 2 hereof, or the ultimate failure to obtain or complete any of the approvals or permissions of, registrations with, or other authorizations of the relevant authorities that are required for the implementation of the Stock-for-Stock Exchange; provided, however, that the validity of the amendments to the articles of incorporation of Konica provided in Articles 2, paragraph 2 and Article 3, paragraph 2 hereof and the appointment of the directors provided in Article 9, paragraph1 hereof shall in no way be affected thereby.

Article 13 (Matters Not Stipulated in this Agreement)

Any and all matters required for the Stock-for-Stock Exchange, other than those stipulated in this Agreement, shall be determined through mutual consultation between both companies in accordance with the purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by affixing their respective names and seal impressions and shall each keep one executed copy thereof.

May 15, 2003

Fumio Iwai (Seal) Director and President Konica Corporation 1-26-2, Nishi-Shinjuku Shinjuku-ku, Tokyo	Yoshikatsu Ota (Seal) Director and President Minolta Co., Ltd. 3-13, 2-chome, Azuchi-machi Chuo-ku, Osaka

Exhibit 1. Amendment to the Articles of Incorporation to be Effective upon the Stock-for-Stock Exchange

(Modified parts are underlined.)

Current Articles of Incorporation	Intended Amendment
Chapter I General Provisions	Chapter I General Provisions
(Trade name)	(Trade name)
Article 1	Article 1
The Company shall be called Konica Kabushiki-Kaisha. In English, the Company shall be indicated as KONICA CORPORATION.	The Company shall be called Konica Minolta Holdings Kabushiki-Kaisha. In English, the Company shall be indicated as KONICA MINOLTA HOLDINGS, INC.
(Purpose)	(Purpose)
Article 2	Article 2
The purpose of the Company shall be to engage in the following business categories:	The purpose of the Company shall be to engage in the following business categories:
1. control and administration of the business activities of companies engaging in the following business operations and foreign companies engaging in any business operations equivalent thereto, through holding of the equity shares or the investment interests of such companies:	1. control and administration of the business activities of companies engaging in the following business operations and foreign companies engaging in any business operations equivalent thereto, through the holding of the equity shares or the investment interests of such companies:
(Moved from (e) below)	(a) manufacture and sale of office machines and appliances as well as materials therefor;
(a) manufacture and sale of the photographic machines and accessories, and other optical machines;	(b) manufacture and sale of the photographic machines and accessories, and other optical machines and appliances, lenses, and machines and appliances that apply physics and chemistry;
(b) manufacture and sale of photographic light-sensitive materials in general;	(c) (As set forth in the current articles of incorporation);
(c) manufacture and sale of printing machines and appliances as well as materials therefor;	(d) (As set forth in the current articles of incorporation);
(d) manufacture and sale of drugs and quasi-drugs, and medical machines and appliances as well as materials therefor;	(e) (As set forth in the current articles of incorporation);

Current Articles of Incorporation	Intended Amendment
as well as materials therefor;	
(e) manufacture and sale of office machines and appliances as well as materials therefor;	(Moved to (a) above)
(f) manufacture and sale of weighing and measuring instruments;	(f) manufacture and sale of metering, weighing, and measuring instruments;
(g) manufacture and sale of electrical, electronic, and magnetic machines and appliances, as well as materials therefor;	(g) manufacture and sale of electrical, electronic, magnetic, and communications machines and appliances, as well as materials therefor;
(h) manufacture and sale of precision machines and tools;	(h) (As set forth in the current articles of incorporation);
(i) manufacture and sale of devices and components, etc., relating to (a) and (c) through (h) above;	(i) manufacture and sale of devices and components, etc., relating to (a), (b), and (d) through (h) above;
(j) development and sale of software relating to (a) through (i) above, and information processing and information supply services;	(j) (As set forth in the current articles of incorporation);
(k) manufacture and sale of industrial chemicals;	(k) (As set forth in the current articles of incorporation);
(l) manufacture and sale of synthetic chemical products;	(l) (As set forth in the current articles of incorporation);
(m) development of technology relating to image input/output technology and information processing technology; and	(m) (As set forth in the current articles of incorporation);
(New)	(n) printing and plate-making;
(New)	(o) contracting for construction work relating to (b) above;
(New)	(p) import and export of products described in (a) through (i), (k), and (l) above; and
(n) any and all business operations incidental or relating to (a) through (m) above;	(q) any and all business operations incidental or relating to (a) through (p) above;
2. Real estate leasing; and	2. (As set forth in the current articles of incorporation); and
3. Any and all business categories incidental or relating to any of the foregoing.	3. (As set forth in the current articles of incorporation).
(Location of Head Office)	(Location of Head Office)
Article 3	Article 3
The head office of the Company shall be located in Shinjuku-ku, Tokyo.	The head office of the Company shall be located in Chiyoda-ku, Tokyo.
Chapter II Shares	Chapter II Shares
(Total Number of Shares Authorized to be Issued)	(Total Number of Shares Authorized to be Issued)
Article 5 (note 1)	Article 5 (note 1)
The total number of shares authorized to be issued by the Company shall be eight hundred million (800,000,000) shares.	The total number of shares authorized to be issued by the Company shall be one billion, two hundred million (1,200,000,000) shares.
(Number of Shares Constituting One Voting Unit)	(Number of Shares Constituting One Voting Unit)
Article 6 (note 2)	Article 6 (note 2)
The number of shares of the Company constituting one voting unit shall be one thousand (1,000) shares.	The number of shares of the Company constituting one voting unit shall be five hundred (500) shares.

(Note 1)

When the articles of corporation are amended as set forth in Exhibit 2, all references to "Article 5" shall have been modified as referring to "Article 6".

(Note 2)

When the articles of corporation are amended as set forth in Exhibit 2, all references to "Article 6" shall have been modified as referring to "Article 7".

Exhibit 2. Amendment to the Articles of Incorporation of Konica to be Effective at the Conclusion of the Shareholders' Meeting for Approval

(modified parts are underlined)

Current Articles of Incorporation	Intended Amendment
Chapter I General Provisions	Chapter I General Provisions
(New)	(Special Provisions for Companies with Committees) Article 5 The special provisions provided in Chapter 2, Section 4 of the Law for Special Provisions for the Commercial Code concerning Audits, etc., of *Kabushiki-Kaisha* ("Commercial Code Special Provisions Law") shall apply to the Company.
Chapter II Shares	Chapter II Shares
(Total Number of Shares Authorized to be Issued) Article 5 (Omitted)	(Total Number of Shares Authorized to be Issued) Article 6 (As set forth in the current articles of incorporation)
(Number of Shares Constituting One Voting Unit) Article 6 (Omitted)	(Number of Shares Constituting One Voting Unit) Article 7 (As set forth in the current articles of incorporation)
(Share Certificates representing Shares of Less than the Number of Shares constituting One Voting Unit) Article 7 (Omitted)	(Share Certificates representing Shares of Less than the Number of Shares constituting One Voting Unit) Article 8 (As set forth in the current articles of incorporation)
(New)	(Replenishment of Less-than-One-Voting-Unit Shares) Article 9 Any shareholder (the term "shareholder" being hereinafter defined as including a beneficial shareholder) having less-than-one-voting-unit shares of the Company may, subject to the rules under the share handling rules, demand that the Company sell such number of shares as will, together with the number of such

Current Articles of Incorporation	Intended Amendment
	less-than-one-voting-unit shares, constitute the number of shares constituting one voting unit.
(Types of Share Certificates) Article 8 The type or types of share certificates to be issued by the Company shall be governed by the share handling rules to be established by the board of directors.	(Types of Share Certificates) Article 10 The type or types of share certificates to be issued by the Company shall be governed by the share handling rules.
(Transfer Agent) Article 9 The Company shall have a transfer agent for its shares. The transfer agent and its place of business shall be designated by resolution of the board of directors, and a public notice thereof shall be given. The shareholder register (the term "shareholder register" being hereinafter defined as including a register of beneficial shareholders) of the Company shall be kept at the place of business of the transfer agent, and entries of shareholder names, registrations of pledges, indications of trust assets, reissuance of share certificates, acceptances of notifications, repurchases of less-than-one-voting-unit shares, and other matters relating to shares, shall be handled by the transfer agent, and the Company will not handle such matters.	(Transfer Agent) Article 11 The Company shall have a transfer agent for its shares. The Company shall give a public notice of the transfer agent it has designated and its place of business. The shareholder register (the term "shareholder register" being hereinafter defined as including a register of beneficial shareholders) and the lost-share-certificate register of the Company shall be kept at the place of business of the transfer agent, and entries of shareholder names, registrations of pledges, indications of trust assets, registrations of lost-share-certificates, reissuance of share certificates, acceptances of notifications, repurchases and replenishments of less-than-one-voting-unit shares, and other matters relating to shares, shall be handled by the transfer agent, and the Company will not handle such matters.
(Share Handling Rules) Article 10 Entries of shareholder names, repurchases of less-than-one-voting-unit shares, and other handlings relating to the shares of the Company, and expenses therefor shall be governed by the share handling rules to be established by the board of directors.	(Share Handling Rules) Article 12 Entries of shareholder names, registrations of the lost-share-certificates, repurchases and replenishments of less-than-one-voting-unit shares, and other handlings relating to the shares of the Company, and expenses therefor shall be governed by the share handling rules.
(Record Date) Article 11 1. Shareholders (the term "shareholder" being hereinafter defined as including a beneficial shareholder) with voting rights entered or recorded in the latest shareholder register as of the last day of each business year shall be deemed by the Company to be the shareholders who are entitled to exercise their shareholders' rights at the annual shareholders' meeting for that year.	(Record Date) Article 13 1. Shareholders with voting rights entered or recorded in the latest shareholder register as of the last day of each business year shall be deemed by the Company to be the shareholders who are entitled to exercise their shareholders' rights at the annual shareholders' meeting for that year.
(New)	2. Notwithstanding the provision of the immediately preceding paragraph, the Company may provide that, in addition to the shareholders mentioned in the immediately preceding paragraph, the shareholders entered or recorded in the shareholder register as of a date different from the date provided in the

Current Articles of Incorporation	Intended Amendment
	immediately preceding paragraph shall be deemed by the Company to be the shareholders who are entitled to exercise their voting rights at the annual shareholders' meeting for that accounting period. In such case, a public notice of such date shall be given two weeks prior to such date.
2. Unless otherwise provided in these articles of incorporation, when necessary, the Company may, based on a resolution of the board of directors and by giving a public notice thereof in advance, deem the shareholders or registered pledgees entered or recorded in the latest shareholder register as of the specified date to be the shareholders or pledgees entitled to exercise their rights.	3. In addition to the case provided in the immediately preceding paragraph and these articles of incorporation, the Company may, when necessary, specially provide a record date for a shareholders meeting by resolution of the board of directors and by giving a public notice thereof in advance.
Chapter III Shareholders' Meetings	Chapter III Shareholders' Meetings
(Convocation) Article 12 (Omitted)	(Convocation) Article 14 (As set forth in the current articles of incorporation)
(Person with the Convocation Right and Chairman) Article 13	(Person Convening a Shareholders' Meeting and Chairman) Article 15
1. Unless otherwise provided in any laws and regulations, the director and president shall convene and preside over shareholders' meetings based on a resolution of the board of directors.	1. Unless otherwise provided in any laws or regulations, the representative executive officer and president shall convene shareholders' meetings based on a resolution of the board of directors.
2. In the case of an inability of the director and president to so act, any one of the other representative directors, in accordance with the order previously designated by the board of directors, shall convene or preside over the shareholders' meeting.	2. In the case of an inability of the representative executive officer and president to so act, any one of the other executive officers, in accordance with the order previously designated by the board of directors, shall convene the shareholders' meeting.
(New)	3. Unless otherwise provided in any laws or regulations, the chairman of the board of directors shall assume the office of the chairman of the shareholders' meeting; provided, however, that the representative executive officer and president shall become chairman of the shareholders' meeting if so appointed by the chairman of the board of directors.
(New)	4. In the case of an inability of the chairman of the board of directors or the representative executive officer and president appointed pursuant to the proviso of the immediately preceding paragraph to assume the office of the chairman of the shareholders' meeting, then any one of the other directors, in accordance with the order previously designated by the board of directors, shall assume the office of the chairman of the shareholders' meeting.

Current Articles of Incorporation	Intended Amendment
(Manner of Adopting a Resolution)	(Manner of Adopting a Resolution)
Article 14	Article 16
(Omitted)	(As set forth in the current articles of incorporation)
(New)	2. A special resolution provided in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of those shareholders who attend the shareholders' meeting, where shareholders having one-third or more of the total voting rights of all shareholders shall attend.
(Exercise by Proxy of a Voting Right)	(Exercise by Proxy of a Voting Right)
Article 15	Article 17
(Omitted)	(As set forth in the current articles of incorporation)
Chapter IV Directors and Board of Directors	Chapter IV Directors, Board of Directors, etc.
(Number of Directors)	(Number of Directors)
Article 16	Article 18
(Omitted)	(As set forth in the current articles of incorporation)
(Manner of Appointment)	(Manner of Appointment)
Article 17	Article 19
(Omitted)	(As set forth in the current articles of incorporation)
(Term of Office)	(Term of Office)
Article 18	Article 20
(Omitted)	(As set forth in the current articles of incorporation)
(Person with the Convocation Right and Chairman of the Board of Directors)	(Chairman of the Board of Directors and Person with the Convocation Right of Meetings of the Board of Directors)
Article 19	Article 21
(New)	1. The board of directors shall, by its resolution, appoint one (1) chairman of the board of directors from among the directors who do not concurrently serve as an executive officer.
1. Unless otherwise provided in any laws and regulations, the director and president shall convene and preside over meetings of the board of directors.	2. Unless otherwise provided in any laws or regulations, the chairman of the board of directors shall convene meetings of the board of directors.
2. In the case of an inability of the director and president to so act, any one of the other directors, in accordance with the order previously designated by the board of directors, shall convene or preside over the meeting of the board of directors.	3. In the case of an inability of the chairman of the board of directors to so act, any one of the other directors, in accordance with the order previously designated by the board of directors, shall assume the office of the chairman of the board of directors and convene the meetings of the board of directors.

Current Articles of Incorporation	Intended Amendment
3. If the board of directors appoints a director and chairman by its resolution, the term "the director and president" in the preceding two paragraphs shall be deemed to be replaced by the term "the director and chairman".	(Deleted)
(Convocation Notice of Meetings of the Board of Directors) Article 20 A convocation notice of a meeting of the board of directors shall be dispatched to each director and corporate auditor three (3) days before the scheduled date of such meeting; provided, however, that such notice period may be shortened in case of emergency.	(Convocation Notice of Meetings of the Board of Directors) Article 22 A convocation notice of a meeting of the board of directors shall be dispatched to each director three (3) days before the scheduled date of such meeting; provided, however, that such notice period may be shortened in case of emergency.
(Representative Directors and Representative Directors with Titles) Article 21 1. The board of directors may, by its resolution, appoint directors who represent the Company. 2. The board of directors may, by its resolution, appoint one (1) director and chairman, one (1) director and president, and a small number of director and vice president, senior managing directors, and managing directors.	(Deleted)
(Compensation) Article 22 Compensation and retirement allowances for directors shall be determined by resolution of the shareholders' meeting.	(Compensation to Directors) Article 23 Compensation to directors shall be determined by resolution of the compensation committee.
(New)	(Exemption of Directors from their Liabilities) Article 24 1. The Company may, pursuant to the provisions of Article 21-17, paragraph 4 of the Commercial Code Special Provisions Law, and by resolution of the board of directors, exempt the directors (including former directors) from their liabilities with respect to the acts mentioned in paragraph 1 of said article to the extent permitted by laws and regulations. 2. The Company and an outside director (the term "outside director" shall mean the outside director provided in Article 188, paragraph 2, item (7)-2 of the Commercial Code; and this definition shall apply hereinafter) may, pursuant to the provisions of Article 21-17, paragraph 5 of the Commercial Code Special Provisions Law, execute an agreement to limit such outside director's liabilities for damages with respect to the acts mentioned in paragraph 1 of said article to the extent permitted by laws and regulations.

Current Articles of Incorporation	Intended Amendment
(New)	(Establishment of Committees) Article 25 1. The Company shall establish a nominating committee, auditing committee, and compensation committee (each hereinafter referred to as a "Committee").
(New)	2. The nominating committee shall have the power to determine the contents of each proposal with respect to the appointment or dismissal of a director to be submitted to a shareholders' meeting.
(New)	3. The compensation committee shall have the power to determine the contents of compensation to be received by each director and executive officer.
(New)	4. The auditing committee shall have the power to audit the directors' and executive officers' execution of their duties, the power to determine the contents of each proposal with respect to the appointment or dismissal of an accounting auditor and the disapproval of the reappointment of the accounting auditor to be submitted to a shareholders' meeting, and other powers provided in laws and regulations.
(New)	(Number, etc., of Committee Members) Article 26 1. Each Committee shall be composed of three (3) or more directors.
(New)	2. The directors composing each Committee shall be appointed at a meeting of the board of directors.
(New)	3. Each member of the nominating committee and the compensation committee shall be a person who does not concurrently serve as a representative executive officer. A majority of the members of each such Committee shall be outside directors who are not executive officers of the Company.
(New)	4. The members of the auditing committee shall be those who do not concurrently serve as an executive officer, manager, or other employee of the Company or any of its subsidiaries (including its consolidated subsidiaries provided in Article 1-2, paragraph 4 of the Commercial Code Special Provisions Law), or a director executing the corporate affairs of such subsidiary. A majority of the members of such Committee shall be outside directors who are not executive officers of the Company.
(New)	(Committee Rule) Article 27 Matters with respect to each Committee shall be governed by each of the rules to be established by the board of directors and the Committees, subject to laws and regulations and these articles of

Current Articles of Incorporation	Intended Amendment
	incorporation.
Chapter V Corporate Auditors and the Board of Corporate Auditors	(Deleted)
(Number of Corporate Auditors) Article 23 The number of corporate auditors of the Company shall be four (4) or less.	(Deleted)
(Full-Time Corporate Auditors and Standing Corporate Auditors) Article 24 The Company shall have a full-time corporate auditor, and whenever necessary, may have a small number of standing corporate auditors, appointed through mutual election among the corporate auditors.	(Deleted)
(Term of Office) Article 25 1. The term of office of a corporate auditor shall expire at the conclusion of the annual shareholders' meeting for the latest accounting period within four years of his assumption of office. 2. The term of office of a corporate auditor appointed in order to fill a vacancy shall be the same as the remaining term of office of his predecessor.	(Deleted)
(Person Convening Meetings of the Board of Corporate Auditors and Chairman) Article 26 The full-time corporate auditor shall convene and preside over meetings of the board of corporate auditors; provided, however, that any one of the other corporate auditors may convene such meeting.	(Deleted)
(Application) Article 27 1. The provisions of Article 17, paragraph 1 shall apply *mutatis mutandis* to the manner of appointment of corporate auditors. 2. The provisions of Article 20 shall apply *mutatis mutandis* to convocation notices of meetings of the board of corporate auditors. 3. The provisions of Article 22 shall apply *mutatis mutandis* to the compensation to and retirement allowance for corporate auditors.	(Deleted)

Current Articles of Incorporation	Intended Amendment
(New)	Chapter V Executive Officer
(New)	(Appointment of Executive Officer) Article 28 The board of directors shall, by its resolution, appoint one (1) or more, but not exceeding thirty (30), executive officers.
(New)	(Term of Office) Article 29 The term of office of an executive officer shall expire at the conclusion of the meeting of the board of directors held immediately after the conclusion of the annual shareholders' meeting for the latest accounting period within one year of his assumption of office.
(New)	(Representative Executive Officers and Executive Officers with Titles) Article 30 1. The board of directors shall, by its resolution, appoint one (1) executive officer and president, and when necessary, may appoint one (1) or more executive officers and vice-president, senior managing executive officers, managing executive officers, and other executive officers with titles, from among the executive officers. 2. The board of directors shall appoint one (1) or more representative executive officers from among the executive officers provided in the preceding paragraph. The executive officer and president shall be appointed from among the representative executive officers.
(New)	(Compensation to Executive Officers) Article 31 The compensation to executive officers shall be determined by resolution of the compensation committee.
(New)	(Exemption of Executive Officers from their Liabilities) Article 32 The Company may, pursuant to the provisions of Article 21-17, paragraph 6 of the Commercial Code Special Provisions Law, and by resolution of the board of directors, exempt the executive officers (including former executive officers) from their liabilities with respect to the acts mentioned in the paragraph 1 of said article to the extent permitted by laws and regulations.

Current Articles of Incorporation	Intended Amendment
Chapter VI Settlement of Accounts	Chapter VI Settlement of Accounts
(Business Year) Article 28 (Omitted)	(Business Year) Article 33 (As set forth in the current articles of incorporation)
(Dividends) Article 29 (Omitted)	(Dividends) Article 34 (As set forth in the current articles of incorporation)
(Interim Dividends) Article 30 (Omitted)	(Interim Dividends) Article 35 (As set forth in the current articles of incorporation)
(Prescriptive Period (*Joseki Kikan*) for Dividends) Article 31 (Omitted)	(Prescriptive Period (*Joseki Kikan*) for Dividends) Article 36 (As set forth in the current articles of incorporation)
Supplemental Provisions	Supplemental Provisions
Article 1 Notwithstanding the provisions of Article 18, the term of office of the directors appointed at the annual shareholders' meeting held on June 28, 2001 shall expire at the conclusion of the annual shareholders' meeting to be held in 2003.	(Deleted)
Article 2 With respect to the term of office of the corporate auditors who assumed his office before the conclusion of the annual shareholders' meeting for the accounting period of March 2003, the term "within four years of his assumption of office" in Article 25 shall be deemed to be replaced by the term "within three years of his assumption of office".	(Deleted)

(2) Referential Matters for the Stock Exchange Agreement

Amendments to the Articles of Incorporation of Konica Corporation (hereinafter referred to as "Konica") (Article 3 of the Stock-for-Stock Exchange Agreement)

1. Grounds for the Amendments

I. Amendments to the Articles of Incorporation of Konica, which will become effective upon conclusion of its ordinary general meeting of shareholders

(a) Following the enforcement of the "Law concerning Partial Amendment to the Commercial Code, etc." (Law No. 44 of 2002; hereinafter referred to as "2002 Modified Commercial Code") as of April 1, 2003, Konica believed it the best interest for Konica to adopt the newly introduced Independent Committee System as stipulated in the "Law for Special Provisions for the Commercial Code concerning Audit, etc. of Kabushiki Kaisha", which was modified pursuant to 2002 Modified Commercial Code, for the purposes to distinguish between supervision and implementation of the business management more clearly and to enhance the transparency in the business management. Consequently, Konica proposes to add proposed Article 5 to its Articles of Incorporation to stipulate that Konica is subject to the special provisions for companies with committees (*Iinkaitou-Secchi-Kaisha*). Due to such addition, Konica shall modify its current Articles of Incorporation as described in proposed Article 10 (Types of Share Certificates), proposed Article 11 (Transfer Agent), proposed Article 12 (Share Handling Rules) and proposed Article 15 (Person Convening a Shareholders' Meeting and Chairman), along with necessary changes in relevant Articles in Chapter 4 (Directors and Board of Directors) as required. Further, provisions relating to corporate auditors and the board of corporate auditors shall be deleted, and those concerning executive officers (shikko-yaku) shall be newly established in Chapter 5.

(b) With respect to Chapter 2 (Shares) of the Articles of Incorporation, other than amendments described in the above paragraph (a), since the system to allow shareholders of less one unit purchasing supplementary shares to complete one unit was introduced pursuant to 2002 Modified Commercial Code, Konica shall make necessary amendments including establishment of proposed Article 9, so that it can cope with requests for additional purchase of its shares from shareholders of less than one unit. Concurrently, with regard to proposed Article 11 (Transfer Agent) and proposed Article 12 (Share Handling Rules), Konica shall make amendments necessary to respond to the invalidation system of share certificates introduced pursuant to 2002 Modified Commercial Code. Further, pursuant to the "Law concerning Partial Amendment to the Commercial Code, etc." (Law No. 128 of 2001) enforced as of April 1, 2002, Konica shall make amendments necessary to cope with issuance of new shares or any other relevant cases performed on or after the record date of the ordinary general meeting of shareholders, as described in proposed Article 13 (Record Date).

(c) The purpose of proposed Article 16.2 (Manner of Adopting a Resolution) is to lower the quorum required for the special resolution at the general meeting of shareholders to "one-third of the voting rights held by all shareholders" pursuant to 2002 Modified Commercial Code.

(d) The purposes of proposed Article 24 (Exemption of Directors from their Liabilities) and proposed Article 32 (Exemption of Executive Officers from their Liabilities) are, upon shift to the Company with committees described in the above paragraph (b), to stipulate necessary provisions regarding the exemption of liability of Directors and executive officers in order to facilitate recruitment of competent persons as for the outside director of Konica, and to allow its directors and executive officers fully performing their expected roles. The Board of Corporate Auditors has given its unanimous consent to these proposed Articles.

(e) In line with the above amendments, the numbers of relevant Chapters, Articles and others shall be appropriately adjusted.

II. Amendments to the Articles of Incorporation of Konica, which will become effective upon implementation of the Stock Exchange

(a) Konica, which will control the Company as its wholly-owned subsidiary through the Stock Exchange and become the integrated holding company, shall change its trade name to "KONICA MINOLTA HOLDINGS, INC." Concurrently, business purposes of KONICA shall be amended as necessary to reflect its expanded business activities, and the address of its principal office shall be changed to Chiyoda-ku, Tokyo upon business integration with the Company. Due to above amendments, current Article 1 (Trade Name), Article 2 (Purpose) and Article 3 (Location of Head Office) of its Articles of Incorporation shall be modified as required.

(b) Since the total number of issued shares of Konica will increase after the Stock Exchange, the total number shares to be issued by Konica (authorized shares) shall be increased to 1.2 billion shares, and also upon the Stock Exchange, the number of shares to constitute one unit shall be modified as 500 shares. Consequently, provisions of current Article 5 (Total Number of Shares Authorized to be Issued) and Article 6 (Number of Shares Constituting One Voting Unit) shall be modified as required. If the Articles of Incorporation of Konica are amended as proposed in the above section I, current Article 5 and Article 6 shall be respectively read as Article 6 and Article 7.

2. Details of Amendments

With respect to amendments to the Articles of Incorporation of Konica, please refer to the Referential Material (pp.11 to 19) for those subject to the above paragraph I, and the Referential Material (pp. 9 to 11) for those subject to the above paragraph II.

3. Explanation regarding stock exchange ratio prescribed under Article 354, paragraph 1, item 2 of the Commercial Code

Grounds for Determination of the Stock Exchange Ratio (copy)

With respect to the stock exchange with Konica Corporation ("Konica") scheduled on August 5, 2003 (the "Stock Exchange"), Minolta Co., Ltd. (the "Company") decided the stock exchange ratio as follows.

(1) Stock exchange ratio is as described below:

	Konica	Company
Stock exchange ratio	1	0.621

Per one share of the Company, 0.621 share of Konica will be allocated and delivered.

(2) Grounds for determination of the stock exchange ratio is as described below:

a. Prior to the discussion with Konica regarding the stock exchange ratio for the Stock Exchange, the Company requested Daiwa Securities SMBC Co. Ltd. ("Daiwa") to calculate a stock exchange ratio for the Stock Exchange as a base reference figure for the discussion with Konica.

b. Upon such request, after reviewing stock movements, business descriptions, financial conditions and other relevant data of Konica and the Company, Daiwa examined evaluation methods to be adopted from various aspects, and calculated the stock exchange ratio mainly based on the market stock price average method, referring to the DCF (discount cash flow) method as well, which was submitted to the Company as of January 16, 2003 (the stock exchange ratio calculated by Daiwa shall be hereinafter referred to as the "Daiwa Exchange Ratio").

c. The Company had discussions with Konica based on the Daiwa Exchange Ratio, and finally decided that it was fair and reasonable for the Company to implement the Stock Exchange at the stock exchange ratio of 1:0.621 between Konica and the Company (Per one share of the Company, 0.621 share of Konica will be allocated and delivered.) The Board of Directors of the Company adopted a resolution to carry out the Stock Exchange at the above-mentioned stock exchange ratio at its meeting held on January 16, 2003, and on the same date, a written memorandum concerning such stock exchange ratio was executed with Konica. The stock exchange ratio is within the range of the Daiwa Exchange Ratio.

d. During the period after the execution of the memorandum through until the meeting of the Board of Directors held on May 15, 2003, the Company performed extensive review to confirm that there had been no material change in the underlying conditions for the stock exchange ratio, which may necessitate change of the stock exchange ratio. Concurrently, the Company requested Daiwa to prepare its opinion regarding if the stock exchange ratio is appropriate from financial point of view for the shareholders of the Company, and received a written opinion from Daiwa ensuring its appropriateness as of May 7 2003. Through the procedures described above, the Board of Directors adopted a resolution for the execution of the Stock-for-Stock Exchange Agreement at such stock exchange ratio at its meeting held on May 15, 2003, and on the same date, the Company executed the Stock-for-Stock Exchange Agreement with Konica.

4. Balance sheets and income statements of the parties of the stock exchange prescribed under Article 354, paragraph 1, item 3 and 5 of the Commercial Code

(1) Balance sheets and income statements of Minolta Co., Ltd.

Balance Sheets (As of March 31, 2003)

(Million yen)

ASSETS	Amount	LIABILITIES AND SHAREHOLDERS' EQUITY	Amount
Current assets:		**Liabilities:**	
Cash, including time deposits	12,050	**Current liabilities:**	
Notes receivable	561	Notes payable	1,281
Accounts receivable - trade	78,391	Accounts payable - trade	31,500
Finished goods and merchandise	7,327	Short-term loans payable	78,134
Semifinished goods and work in process	13,101	Accounts payable - other	8,364
		Accrued expenses	1,806
Raw materials and supplies	612	Income taxes	40
Deferred taxes	2,470	Allowance for bonuses	2,535
Short-term loans receivable	5,138	Allowance for product warranty	561
Accrued revenue	6,326	Other current liabilities	1,173
Other current assets	1,938	**Total current liabilities**	**125,397**
Allowance for doubtful receivables	(103)		
Total current assets	**127,815**	**Long-term liabilities:**	
		Straight bonds	11,300
Fixed assets:		Long-term loans payable	17,767
Tangible fixed assets:		Long-term accounts payable	2,595
Buildings	11,883	Accrued retirement and severance benefits	19,320
Structures	502	Accrued retirement and severance benefits for directors and corporate auditors	435
Machinery and equipment	5,500		
Vehicles	40	Deferred income taxes on revaluation reserve for land	5,974
Tools, furniture and fixtures	9,193		
Land	24,040	Other long-term liabilities	27
Construction in progress	167	**Total long-term liabilities**	**57,420**
	51,327	**Total liabilities**	**182,818**
		Shareholders' equity:	
Intangible fixed assets:		**Capital stock**	**25,832**
Industrial properties	921	**Capital surplus**	
Utility rights	48	Capital reserve	40,325
Leasehold rights	140	**Total Capital surplus**	**40,325**
Software	4,016	**Retained earnings**	
	5,127	Unappropriated retained earnings	11,950
Investments and other assets:		[Net income for the period]	[11,969]
Investments in securities	17,961	**Total Retained earnings**	**11,950**
Investments in subsidiaries	45,327	**Revaluation reserve for land**	**8,741**
Long-term loans receivable	6,173	**Net unrealized holding gain (loss) on securities**	**(329)**
Guaranty deposits	1,843		
Deferred taxes	11,531	**Less treasury stock, at cost**	**(141)**
Other investments	2,893	**Total shareholders' equity**	**86,378**
Allowance for doubtful receivables	(803)		
	84,927		
Total fixed assets	**141,381**		
Total assets	**269,196**	**Total liabilities and shareholders' equity**	**269,196**

Notes: Amounts less than 1 million yen have been omitted.

Statements of Income (From April 1, 2002 To March 31, 2003)

(Million yen)

	Amount
Operating and non-operating revenues and expenses	
Operating revenues and expenses	
Net sales	**296,329**
Operating expenses	
Cost of sales	223,404
Selling, general and administrative expenses	50,671
	274,076
Operating income	**22,253**
Non-operating revenues and expenses	
Non-operating revenues:	
Interest and dividend income	2,539
Other non-operating revenues	4,470
	7,009
Non-operating expenses:	
Interest expenses	2,393
Interest on bonds	664
Loss on inventory valuation and disposition	2,840
Exchange loss	2,709
Other non-operating expenses	2,942
	11,550
Recurring income	**17,712**
Special gains and losses	
Special gains:	
Gain on sales of fixed assets	10
Gain on sales of securities	39
Reversal of allowance for doubtful receivables	312
Gain on return of substituted portion of employee retirement benefits	2,632
	2,995
Special losses:	
Loss on dispositions of fixed assets	811
Loss on sales of securities	47
Loss on valuation of investments in securities	6,137
Revaluation losses on affiliated companies' securities	190
	7,186
Income before income taxes	**13,521**
Income taxes	36
Adjustments of income tax and others	1,515
Net income	**11,969**
Transfer from revaluation reserve for land	(18)
Unappropriated retained earnings at year-end	**11,950**

Notes: Amounts less than 1 million yen have been omitted

(2) Balance sheets and income statements of Konica Corporation

Balance Sheets (As of March 31, 2003)

(Million yen)

ASSETS	Amount	LIABILITIES AND SHAREHOLDERS' EQUITY	Amount
Current assets	**192,584**	**Current liabilities**	**129,291**
Cash and deposits	13,032	Trade notes payable	10,172
Trade notes receivable	10,113	Accounts payable	36,190
Accounts receivable	87,071	Short-term loans	29,000
Marketable securities	—	Long-term loans due within one	3,513
Manufactured and finished goods	21,648	year	
Raw materials	10,777	Bonds due within one year	5,000
Unfinished goods	12,932	Other payables	3,662
Supplies	2,866	Accrued expenses	24,462
Prepaid expenses	1,995	Accrued income taxes	5,793
Deferred tax assets	9,623	Advances received	476
Other receivables	10,773	Allowance for product warranties	1,058
Short-term loans	10,136	Reserve for loss on liquidation	4,137
Other current assets	1,720	of subsidiaries	
Allowance for doubtful accounts	(108)	Reserve for costs of restructuring	5,244
		Other current liabilities	580
		Long-term liabilities	**68,795**
		Bonds	27,000
		Long-term loans	21,585
		Long-term payable	8,204
		Long-term guarantee deposits	356
Fixed assets	**171,233**	received	
Tangible fixed assets	81,766	Reserve for retirement benefits	11,626
Buildings	27,222	and pension plans	
Structures	2,681	Other long-term liabilities	22
Machinery and Equipments	36,404	**Total liabilities**	**198,086**
Vehicles	153		
Equipment	3,167	**Capital stock**	**37,519**
Land	10,430	**Additional paid-in capital**	**79,342**
Construction in progress	1,707	Capital reserve	79,342
Intangible fixed assets	5,632	**Capital surplus**	**48,402**
Software	4,386	Legal reserves	7,760
Other intangible assets	1,246	Voluntary reserves	31,992
Investments and others	83,833	Special reserve for redemptions	164
Investments in securities	11,633	Deduction entry surplus reserve	5,563
Shares in subsidiaries	52,231	Other surplus reserve	26,264
Investments in subsidiaries	4,222	Unappropriated earnings for	8,649
Long-term loans	2,647	interim period	
Long-term prepaid expenses	1,384	(including net income)	6,481
Deferred tax assets	6,323	**Other appraisal losses on securities**	**784**
Other investments	5,649	**Treasury stock, at cost**	**(318)**
Allowance for doubtful accounts	(259)	**Total shareholders' equity**	**165,730**
Total assets	**363,817**	**Total liabilities and shareholders' equity**	**363,817**

Statements of Income (From April 1, 2002 To March 31, 2003)

(Million yen)

	Amount
Sales	357,853
Cost of sales	219,949
Gross profit	137,904
Selling, general and administrative expenses	113,875
Operating income	**24,028**
Non-operating income	6,062
Interest and dividend income	1,161
Other	4,901
Non-operating expenses	9,344
Interest expense	1,381
Other	7,962
Recurring profit	**20,746**
Extraordinary profit	7,044
Gain on sales of fixed assets	71
Gain on return of proxy portion of national employees' pension fund	6,972
Extraordinary losses	15,427
Loss on disposal and sale of fixed assets	2,616
Write-down on investment securities	2,082
Valuation loss on investments in subsidiaries	1,854
Provision of reserve for loss on liquidation of subsidiaries	637
Provision of reserve for reorganization/liquidation expenses	5,244
Expenses related to switch to defined benefit pension plan	2,993
Income before income taxes and minority interests	**12,363**
Income taxes	7,786
Deferred income taxes	(1,904)
Net income	**6,481**
Retained earnings at beginning of the period	3,954
Interim dividend payment	1,787
Unappropriated earnings at the fiscal year-end	8,649